NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-01 JAN 8, 2007

Rubicon Minerals Updates Red Lake Programs
- Phoenix Gold Zone continues to demonstrate a robust system -

Rubicon Minerals Corp (RMX.TSX : RBY.AMEX) is pleased to provide an update on its activities following its recent successful corporate re-organization. Following the re-organization:

•	Rubicon is committed to North American gold exploration and development focused initially in Red Lake, Ontario.

•	Rubicon controls approximately 40% of the prime exploration ground in the prolific Red Lake gold camp, a high-grade environment with world class mines.

•	Rubicon maintains a balance of 100% controlled and partnered projects and it expects partners to contribute approximately 40% of its planned 2007 exploration budget of $2.7 million.

•
Rubicon’s 100% controlled Phoenix Zone, part of the larger McFinley property, has been drilled down to only 200 metres below surface. The zone shows strong similarities to the major mines in the district which extend to a depth of over 3000 metres. In recognition of the growing importance of the Phoenix Zone to the Company, the McFinley Project has been renamed the Phoenix Gold Project and will henceforth be referred to as such.

•
Rubicon plans to complete approximately 7000 metres of drilling in five project areas over the coming 3-6 months. With over $11 million in its treasury, it is well positioned to carry out additional drill programs, initiate potential project expansion or make new acquisitions.

Update on activities

Phoenix Gold Zone Drill Results

The Phoenix Gold Zone was discovered by Rubicon in 2004 has since been tested through drilling at an average 30-metre spacing over a strike length of 500 metres and to a depth of 200 metres. The zone remains open at depth and along strike for expansion. Based on 67 significant drill intercepts from previous programs, the weighted average gold grade for the zone is 10.66 g/t gold over 2.0 metres* (see September 20, 2006 and May 4, 2005 news releases for complete results. This average does not include the interim results stated below).

Late in 2006, Rubicon commenced a new land-based drill program at its Phoenix Gold Zone in Red Lake (see Figure 1, attached for location map and long section). This program will resume in late January, ice conditions permitting, with a further minimum 2000 metres of largely ice-based drilling designed to further test strike and depth extensions of the zone. New interim drill results are summarized in Table 1 below.

“Our drill programs continue to return encouraging results and demonstrate the robust nature of the Phoenix system.  This exceptional, wholly owned project offers investors a rare combination - exposure to a premier high-grade gold district in a politically safe environment.” said David Adamson.

Table 1: Phoenix Zone Interim Results
Hole #		From (m)	To (m)	Core Length (m)	Au (g/t)
PZ-98		35.00	47.73	12.73	1.99
	incl	35.00	38.81	3.81	2.59
	and	40.35	42.58	2.23	3.15
	and	42.99	45.71	2.72	2.35
		64.26	73.00	8.74	3.19
	incl	64.26	67.31	3.05	2.15
	and	72.00	73.00	1.00	17.60
		81.35	83.31	1.96	2.07
PZ-99		28.48	33.47	4.99	2.54
	incl	28.48	29.49	1.01	6.48
		47.29	49.44	2.15	1.15
		54.33	60.18	5.85	1.07
PZ-100		28.18	47.40	18.57	1.60
	incl	28.18	32.23	4.05	1.66
	and	35.52	39.47	3.95	2.40
	and	41.02	47.40	6.38	1.96
PZ-101		No significant values
PZ-102		74.87	76.16	1.29	10.98
		78.98	81.00	2.02	2.16
		109.60	110.80	1.20	3.83
PZ-103		26.91	28.10	1.19	1.76
		64.09	67.73	3.64	3.38
	incl	64.63	66.42	1.79	6.13
		75.50	76.68	1.18	1.27
		86.00	95.02	9.02	2.48
	incl	86.00	87.60	1.60	3.92
	and	91.68	95.02	3.34	3.61
PZ-104		52.58	61.48	8.90	0.71
	incl	52.58	53.58	1.00	1.18
	and	56.54	57.69	1.15	1.46
	and	60.08	61.48	1.40	1.03
PZ-105		25.81	26.65	0.84	3.71
PZ-106		81.00	82.72	1.72	3.07
	incl	81.00	82.30	1.30	3.72
PZ-107		104.66	108.35	3.69	1.98
	incl	104.66	106.21	1.55	2.62
	and	106.70	107.47	0.77	4.83
PZ-108		97.48	99.00	1.52	11.15
Note: True widths are estimated to be approximately 80% of the reported sample interval.

Resumption of Red Lake North drill program funded by Solitaire Minerals Corp.

Drilling has re-started at the Red Lake North project (see general location map and schematic section attached to this news release as Figure 2 and 3). The program will be funded by partner Solitaire Minerals Corporation. Rubicon and Solitaire are drilling a deep master hole to evaluate potential for the down-dip continuation of the Main Discovery Zone (MDZ) on the adjacent Goldcorp/Planet Exploration Inc. project. The MDZ is interpreted to enter Rubicon property at approximately 800 metres below surface. In its MD&A dated June 30, 2006 (see www.sedar.com), Planet stated “Thickness of the zone has improved with depth and so have gold values…” Reported results include 5.76 g/t gold over 32 metres, at 468 metres down-hole (RL-06-128) and 11.66 g/t gold over 18 metres, at 523 metres down-hole (RL-06-112). Rubicon interprets the style of mineralization in this area to show similarities to Hemlo-style, bulk mineable mineralization.

The Rubicon-Solitaire master hole is currently at a depth of 1600 metres (down hole) and has intersected a sequence of variably altered rocks which, based on public domain information, is interpreted to lie above the potential extension of the MDZ Should the hole intersect significant mineralization similar to that reported on the adjacent property, Solitaire has indicated it will increase the current budget and aggressively pursue additional drilling on the project. A summary presentation of the target and project is also available on the Rubicon website.

DMC drilling funded by Agnico-Eagle Ltd. to commence late January, 2007

Agnico-Eagle has notified Rubicon that it will enter into the second year of the option agreement on the DMC project.  Under the terms of the option agreement, Agnico is required to spend $2.25 million to earn a 51% interest in the DMC property.  To date, Agnico has spent a total of $675,000 during the winter 2006 drill program which identified a permissive gold bearing environment on the project. Agnico is required to spend a further $575,000 prior to January 2008.  A 1500-metre drill program to follow up on work in 2006 is scheduled to commence at the end of January, 2007.

McCuaig test of McKenzie No.1 vein to commence mid February 2007

Rubicon (60%) and Golden Tag Resources (40%) will carry out an initial $200,000 drill program to test the down-dip extension of the No.1 Vein at the adjacent former producing McKenzie Mine. The geological setting is analogous to the Bruce Channel mineralization currently being explored on the adjacent Exall Resources property.

Humlin drilling funded by Solitaire Minerals Corp. to commence late February, 2007

Partner Solitaire Minerals Corporation will fund a $250,000 drill program on the Humlin project (see www.rubiconminerals.com for more details). The Humlin project straddles a major ultramafic belt and strong structural zone in the southern part of the Red Lake camp, adjacent to Claude Resources’ Madsen property.

About Rubicon

Rubicon Minerals Corporation is a well-funded, gold-focused exploration company with over 250 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario.  The Red Lake gold camp hosts Goldcorp’s high-grade, world class Red Lake Mine.

Included in Rubicon’s Red Lake land package is the 100% controlled Phoenix Gold Project.  This strategically located property lies along a proven gold producing trend and covers approximately four kilometres of strike length potential.

RUBICON MINERALS CORPORATION

”David W. Adamson”

President & CEO

*Length weighted average equals (length x grade) / total of lengths. Intercepts included in the calculation based on a 5.0 g/t gold cutoff and a minimum core length of 0.3 metres. True widths are estimated to be approximately 80% of reported lengths. The reported average is for information purposes and should not be construed as indicative of any definable resource under NI 43-101.

All assays were conducted on sawn NQ2-sized half core sections. Historical assays by ALS Chemex Labs and current program assays by Accurassay Laboratories using the metallic screen fire assay procedure or fire assay gravimetric finish. Standards and blanks were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Historic work was supervised by Darwin Green, M.Sc., P.Geo.,and current work programs by Terry Bursey, P.Geo. the project Qualified Persons under the definition of NI 43-101.

Forward Looking Statement
This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon’s proposed transactions, the availability of financing for Rubicon’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Figure 1: Phoenix Gold Zone Inclined Longitudinal Section - Looking Southeast

Figure 2: Location Map for Red Lake North Project

Figure 3: Schematic Section and planned extension of current drilling

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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